UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.

(Full name of registrant)

(Former name if applicable)

301 Route 17 North, 6th Floor

(Address of principal executive office (street and number))

Rutherford, New Jersey 07070

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Several events, including the recent focus of the management of Kid Brands, Inc. (the “Company”) on the completion of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (filed on April 15, 2014) and Amendment No. 1 thereto (filed on April 30, 2014), the Company’s interim review of its intangible assets for impairment (which is not yet complete), negotiations with its senior lenders (described below) and its focus on previously announced strategic alternatives, have required, and in some cases continue to require, the attention of key Company personnel and administrative resources, including its accounting and financial reporting organization. As a result, the Company could not, without unreasonable effort and expense, complete the finalization of its financial statements for the quarter ended March 31, 2014 and related disclosures, and consequently, could not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “Q1 2014 10-Q”) within the prescribed time period. The Company intends to file the Q1 2014 10-Q within 5 calendar days of its prescribed due date.

The Company notified the agent under its credit agreement of circumstances which constitute or may constitute failures of conditions to lending and/or events of default thereunder (the “Events of Default”) pertaining to the breach of various representations and covenants resulting from the Company’s non-payment of several suppliers and other service providers, and the receipt of a related notice of breach from one of LaJobi’s material licensors claiming that LaJobi failed to ship certain goods to the licensor’s customers as a result of outstanding subcontractor invoices. Accordingly, the Company, the agent and the required lenders executed a Waiver and Fifth Amendment to Credit Agreement as of May 14, 2014 (“Amendment No. 5”), to waive any failures of conditions to lending and events of default resulting from the Events of Default. In addition, in order to increase the amount of eligible receivables under the Tranche A borrowing base, Amendment No. 5 further reduces the availability block (the amount subtracted from amounts otherwise available for borrowing to compute availability) from $3.5 million to $2.768 million for 30 days (such block will return to $3.5 million on June 14, 2014, and will revert to its original amount of $4.0 million on August 1, 2014). A fee of $132,000 in connection with the execution of Amendment No. 5 was recorded by the Company in May 2014, and is payable on or prior to June 14, 2014.

Subsequent to the execution of Amendment No. 5, the Company received a notice of breach and amendment from one of Sassy’s material licensors as a result of a late royalty payment (which was cured prior to receipt of the notice) and breaches arising from cessation of certain shipping and distribution activities. The Company has notified the agent and the required lenders under the credit agreement of these events (and the breach of various representations and covenants in connection therewith), and has requested a waiver of the failures of conditions to lending and/or events of default arising therefrom. There can be no assurance that that the requested relief will be granted (on terms acceptable to the Company or at all), or that if obtained, the Company will remain in compliance with the credit agreement. Unless and until the Company is able to secure a waiver of the failure of conditions to lending, its lenders are entitled to refuse to permit any further draw-downs on the Company’s revolvers. Unless and until the Company is able to secure a waiver of the events of default, its lenders are entitled to, among other things, accelerate the loans under the credit agreement, declare the commitments thereunder to be terminated and/or refuse to permit further draw-downs on the revolvers, seize collateral or take other actions of secured creditors. Any of the foregoing is likely to have a material adverse effect on the Company’s financial condition and results of operations, and to cause us to become bankrupt or insolvent.

Even if the Company can obtain the waivers requested, based on current operational expectations, the current limited availability anticipated under the credit agreement (notwithstanding the execution of Amendment No. 5), the Company’s current inability to meet its payment obligations to certain of its suppliers/manufacturers and service providers and consequently, the demands of certain of its customers (and anticipated decreased sales resulting therefrom), the Company is currently unable to satisfy its ordinary course working capital requirements. In addition to these near-term liquidity issues, as a result of the uncertainty of the amount and timing of any required payments in respect of anticipated anti–dumping duty and other Customs duty assessments, related interest and/or related penalties to governmental authorities, any payment requirements resulting from the arbitration with Mr. Bivona, and/or any payment requirements to the CPSC when finalized, there can be no assurance that the Company will be in compliance with the financial covenants or will be able to borrow under the credit agreement when such obligations become payable, or whether any such payment obligations will result in a further default thereunder. As a result of all of the foregoing, even if the requested waivers are granted, there can be no assurance that the Company will continue to be permitted to borrow under the credit agreement or remain in compliance with the financial or other covenants thereunder, and there continues to be substantial doubt about its ability to continue as a going concern. See Item 1A – Risk Factors –“There can be no assurance that we will have sufficient liquidity to satisfy our cash obligations when required”, “Our going concern uncertainty may have an adverse effect on our customer, licensor and supplier relationships”, and “Inability to maintain compliance with the bank covenants” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as amended.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kerry Carr	201	405-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attachment A

As the Company’s financial statement preparation is not yet complete, including its interim review of intangible assets for impairment, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

The results of operations described below include an aggregate $11.8 million impairment for certain of the Company’s intangible assets (based on facts available to date) for the quarter ended March 31, 2014. After the Company’s impairment analysis is complete, an additional impairment charge of up to $15.7 million may be required (no further quantification can be made at the time of filing of the attached Form 12b-25). The recordation of any additional impairment amounts would result in a corresponding reduction to gross profit, and would negatively impact other line items of the Company’s financial statements, including net loss for the quarter ended March 31, 2014 (“Q1 2014”). Assuming a $27.5 million impairment of certain of the Company’s remaining intangible assets, gross loss for Q1 2014 would be $19.1 million, loss before income tax provision would be $35.1 million, the income tax provision would be $0.1 million, and net loss would be $35.2 million.

Net sales for Q1 2014 decreased 26.1% to $38.0 million, compared to $51.4 million for the three months ended March 31, 2013 (Q1 2013”). This decrease was primarily the result of lower sales volume at CoCaLo (61.2%), Kids Line (36.5%) and LaJobi (31.0%), in each case due primarily to lower sales volume at certain large customers.This decrease was partially offset by increased Sassy sales (10.6%) reflecting continued success at two large retailers.

Gross loss was $3.4 million, or 8.9% of net sales, for Q1 2014, as compared to gross profit of $14.4 million, or 28.0% of net sales, for Q1 2013. As a percentage of net sales, gross profit margins decreased primarily as a result of: (i) non-cash impairments to specified intangible assests ($11.8 million); (ii) higher product costs ($1.2 million); (iii) increased other costs of sales ($0.6 million); (iv) increased markdowns and allowances ($0.4 million); and (v) increased inventory reserves ($0.1 million). In absolute terms, gross loss was also impacted by lower sales ($3.7 million).

Selling, general and administrative (“SG&A”) expense was $15.0 million, or 39.3% of net sales, for Q1 2014 as compared to $13.8 million, or 26.9% of net sales, for Q1 2013. SG&A expense increased as a percentage of sales due to lower sales volume, and increased both as a percentage of sales and in absolute terms primarily as a result of: (i) planned increases in 3PL and temporary warehouse help ($1.8 million); (ii) increases in professional fees ($0.6 million); (iii) increased employee benefit costs ($0.2 million); and (iv) increased occupancy costs ($0.2 million). These increases were offset by decreases in (a) legal fees of ($0.8 million); (b) stock-based expense ($0.3 million) primarily as a result of an inducement award granted to our President and CEO in connection with his appointment in Q1 2013; (c) sales commissions ($0.2 million); and (d) other items of smaller magnitude (aggregating $0.4 million).

Other expense was $1.1 million for Q1 2014 as compared to $1.5 million for Q1 2013. This decrease of approximately $0.4 million was primarily due to a decrease in interest expense ($0.1 million) due to lower borrowing costs in such period compared to the same period in 2013, and a favorable variance in foreign currency exchange as compared to the prior year period ($0.3 million).

Loss before income tax provision was $19.5 million for Q1 2014 as compared to loss before income tax provision of $0.9 million for Q1 2013, primarily as a result of the items described above.

The income tax provision for Q1 2014 was $27,000, compared to an income tax provision for Q1 2013 of $37,000.

As a result of the foregoing, net loss for Q1 2014 was $19.5 million, or ($0.88) per diluted share, compared to net loss of $1.0 million, or ($0.04) per diluted share, for Q1 2013.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Additional written and oral forward-looking statements may be made by us from time to time in Securities and Exchange Commission (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These forward-looking statements include statements that are predictive in nature and depend upon or refer to future events or conditions, and include, but are not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management and assumptions regarding our future performance, operating expenses, working capital needs, liquidity and capital requirements, business trends and competitiveness. Forward-looking statements include, but are not limited to, words such as “believe,” “plan,” “anticipate,” “estimate,” “project”, “may”, “planned”, “potential”, “should”, “will, “would”, “could”, “might”, “possible”, “contemplate”, “continue”, “expect,” “intend,” “seek” or the negative of or other variations on these and other similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, are also forward-looking statements. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties include, but are not limited to, the risk that the Company will be unable to cure the license agreement and credit agreement breaches described herein, and the risks set forth in the Company’s most recent Annual Report on Form 10-K, and any subsequent filings with the SEC. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

Kid Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2014	By	/s/ Kerry Carr
Kerry Carr, EVP, COO and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive Date Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter)